GLOBAL PRECISION MEDICAL INC.

#536 – 1489 Marine Drive, West Vancouver,  BC  CANADA V7T 1B8

Tel:   604-926-2939    Fax:   250-404-0311   E-Mail: gpmedical@shaw.ca

September 27, 2005

United States Securities

 and Exchange Commission

Mail Stop 6010

Washington, D.C.  20549

Attention:

Dennis Hult

Staff Accountant

Dear Sirs:

Re:

Global Precision Medical Inc. (“Global”)

Form 10-KSB for the fiscal year ended December 31, 2004

Filed July 21, 2005

File No. 0-30330

Further to your letter of September 9, 2005, and telephone conversation with Global’s Corporate Secretary, Linda Holmes, on September 22, 2005, we respond to your comment letter as follows:

Form 10-KSB for the period ending December 31, 2004

Report of Independent Registered Accounting Firm, page 15

1.

Our auditors, BDO Dunwoody LLP, have reissued their 2004 auditors' report to remove their reference to reliance upon prior auditors in connection with the inception to date numbers.  The 10-KSB has been appropriately revised and filed as Form 10-KSB/Amendment No 1.

2.

Global is incorporated in the State of Wyoming, but the accounting records for Global are maintained in North Vancouver, British Columbia while the corporate records are maintained in Summerland, British Columbia.  There are no operations conducted through its office in Wyoming.

We are a development stage company and have not previously generated revenue.  In recent years, Global has been relatively inactive. Our business involves the research and development of the URO-Stent medical device.  Based on the fact that primarily all operations of Global are in Canada, BDO Dunwoody LLP based in Vancouver is our auditor.  In addition:

a)

The accounting records for Global are maintained in North Vancouver, British Columbia and the corporate records of Global are maintained in Summerland, British Columbia.   These records reflect all the assets (all of which are located in British Columbia) and liabilities as reported on the balance sheet.

b)

All of our officers, directors and audit committee members are based in British Columbia.

c)

The audit of Global was entirely conducted in Vancouver, British Columbia using staff based in the Vancouver office of our auditors, BDO Dunwoody LLP.

d)

BDO Dunwoody LLP is registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”).

e)

The “filing reviewer” procedures outlined in Appendix K of the AICPA SEC Practice Section rules (subsequently adopted by the PCAOB) have been applied.  Julie Valpey, in BDO Seidman, LLP’s National SEC department, served as the filing reviewer.

f)

The audit partner responsible for the engagement together with the engagement manager and concurring reviewer attended BDO Seidman LLP's Accounting and Assurance and SEC conference in November 2004 which covered US GAAP, PCAOB GAAS, independence and SEC rules and regulations.

g)

Global reviewed the Wyoming Business Corporations Act and discussed with its Wyoming legal counsel and there exists no prohibition on the use of foreign auditors.

Enclosed is a written statement of Global acknowledging that Global is responsible for the accuracy and adequacy of all the disclosures made in our filings with the SEC.

We are filing this response letter and our amended Form 10-KSB for the period ending December 31, 2004, on EDGAR, concurrently with delivery of same to you.

Please contact the undersigned if you require further information.

Yours truly,

GLOBAL PRECISION MEDICAL INC.

/s/ Lindsay Semple

Lindsay Semple

Chief Executive Officer & Acting Chief Financial Officer

Enclosure

cc:

BDO Dunwoody LLP, auditors

GLOBAL PRECISION MEDICAL INC.

(the “Company”)

STATEMENT OF ADEQUACY AND ACCURACY OF THE COMPANY’S DISCLOSURE IN ITS FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

1.

The Company is responsible for the adequacy and accuracy of the disclosure contained in its filings with the United States Securities and Exchange Commission (the “SEC”);

2.

Comments or changes to disclosure in response to comments made by staff members of the SEC do not foreclose the Commission from taking any action with respect to the Company’s filings;

3.

The Company may not assert SEC staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Lindsay Semple

Lindsay Semple

Chief Executive Officer and

Acting Chief Financial Officer

3